Joel Parker

Chief

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

October 9, 2019

Re:	REITless Impact Opportunity Zone Strategies LLC

Offering Statement on Form 1-A

File No. 024-10988

Dear Mr. Parker:

On behalf of REITless Impact Opportunity Zone Strategies LLC, I hereby request qualification of the above-referenced offering statement at 4:00 PM, Eastern Time, on Thursday, October 10, 2019, or as soon thereafter as is practicable.

Sincerely,

REITless Impact Opportunity Zone Strategies LLC

/s/ James P. Dowd

James P. Dowd, Chief Executive Officer, North Capital, Inc. its Manager

Cc:	Jeanne Campanelli, Esq.

CrowdCheck Law LLP